SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.       Description

Exhibit No. 1     Holding(s) in Company released on 13 June, 2005
Exhibit No. 2     Director Shareholding released on 17 June, 2005

Exhibit No. 1


                                SCHEDULE 10

                  NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PRUDENTIAL PLC


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.

     -


6)   Percentage of issued Class

     -


7)   Number of shares/amount of stock disposed

     -


8)   Percentage of issued Class

     -


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     8 JUNE 2005


11)  Date company informed

     13 JUNE 2005


12)  Total holding following this notification

     32,521,355


13)  Total percentage holding of issued class following this notification

     5.20%


14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7535 8133


16) Name and signature of authorised company official responsible for making this notification

     Date of Notification      13 JUNE 2005


Letter to The Rank Group plc dated 9 June 2005


Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform, you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for those companies identified in the schedule below is Laurence Pountney Hill London EC4R. OHH.


Letter from:  Richard Harding
for and on behalf of Prudential plc


           Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 8 June 2005


Percentage holdings are calculated using an issued share capital of 624,371,011 ORD GBP0.10 shares


                Registered Holder                    Holding     %

Prudential plc                                    32,521,355   5.20   Total
                                                                      Notifiable
                                                                      Interest
                MAGIM HSBC GIS NOM (UK) SALI         171,420
                PRUCLT HSBC GIS NOM (UK) PAC AC   28,439,631
                PRUCLT HSBC GIS NOM (UK) PHL AC      285,139
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,732,585
                PRUCLT HSBC GIS NOM (UK) EQBF AC      85,173
                PRUCLT HSBC GIS NOM (UK) HYBF AC     107,211
                PRUCLT HSBC GIS NOM (UK) MNBF AC     152,271
                PRUCLT HSBC GIS NOM (UK) PENE AC     547,925

The Prudential
Assurance
Company Limited                                   31,343,636  5.02

                MAGIM HSBC GIS NOM (UK) SALI        171,420
                PRUCLT HSBC GIS NOM (UK) PAC AC  28,439,631
                PRUCLT HSBC GIS NOM (UK) PPL AC   2,732,585

Exhibit No. 2


                                     SCHEDULE 11

                  NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                       PERSONS


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF DIRECTOR

     IAN DYSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

     DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

     DIRECTOR

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

     DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

     EXERCISE & DISPOSAL OF SHARE OPTION

7)   Number of shares/amount of
     stock acquired

     110,701

8)   Percentage of issued Class

     NOT SIGNIFICANT

9)   Number of shares/amount
     of stock disposed

     110,701

10)  Percentage of issued Class

     NOT SIGNIFICANT

11)  Class of security

     ORDINARY 10p

12)  Price per share

     EXERCISE - 271p
     DISPOSAL - 277.0177p

13)  Date of transaction

     17 JUNE 2005

14)  Date company informed

     17 JUNE 2005

15)  Total holding following this notification

     97,350

16)  Total percentage holding of issued class following this notification

     NOT SIGNIFICANT

     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17)  Date of grant



18)  Period during which or date on which exercisable



19)  Total amount paid (if any) for grant of the option



20)  Description of shares or debentures involved: class, number.



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23)  Any additional information



24)  Name of contact and telephone number for queries

     CLARE DUFFILL - 0207 5358133

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification        17 JUNE 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  20 June 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary